                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"):  BRASCAN CORPORATION

B.       This is [check one]:

                  [x] an original filing for the Filer

                  [ ] an amended filing for the Filer

C.       Identify the filing in conjunction with which this Form is being filed:

           Name of Registrant:                            BRASCAN CORPORATION
           Form type:                                     F-9
           File Number (if known):
           Filed by:                                      BRASCAN CORPORATION
           Date Filed
           (if filed concurrently, so indicate):          FILED CONCURRENTLY

D.       The Filer is incorporated or organized under the laws of:

                                 ONTARIO, CANADA

and has its principal place of business at:

                                    BCE PLACE
                                 181 BAY STREET
                                  P.O. BOX 762
                                   SUITE 4400
                        TORONTO, ONTARIO, CANADA M5J 2T3
                                 (416) 363-9491

E.       The Filer designates and appoints:

                                    TORYS LLP
                                 237 PARK AVENUE
                            NEW YORK, NEW YORK, 10017
                                  212-880-6000
as the agent ("Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-9 on February 19, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

          F. Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

          G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

                                      * * *

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 19th day of February, 2003.


                                    BRASCAN CORPORATION

                                    By: /s/  Brian D. Lawson
                                       -----------------------------------------
                                    Name:    Brian D. Lawson
                                    Title:   Executive Vice-President and Chief
                                             Financial Officer


         This statement has been signed by the following person in the capacity indicated as of this 19th day of February, 2003

                                    TORYS LLP
                                    (Agent for Service)


                                    By: /s/  Andrew J. Beck
                                       -----------------------------------------
                                    Name:    Andrew J. Beck
                                    Title:   Partner